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As filed with the Securities and Exchange Commission on December 22, 2009

Registration No: 333-162938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HERITAGE OAKS BANCORP
(exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code)	77-0388249 (I.R.S. Employer Identification No.)

545 12th Street
Paso Robles, California 93446
(805) 239-5200
(Address, including zip code and telephone number, including area code, of registrant's principal and executive offices)

Lawrence P. Ward
Heritage Oaks Bancorp
President and Chief Executive Officer
545 12th Street
Paso Robles, California 93446
(805) 369-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth E. Moore, Esq. Ryan J. Barncastle, Esq. Stuart -- Moore 641 Higuera Street Suite 302 San Luis Obispo, CA 93401 (805) 545-8590 (805) 545-8599—facsimile	Scott A. Brown, Esq Kilpatrick Stockton LLP 607 14th Street, N.W. Suite 900 Washington, D.C. 20005 (202) 508-5817 (202) 204-5632—facsimile

          Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value	9,315,000 shares	$6.00	$55,890,000	$3,119.00(3)

(1)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act, as amended. Calculated based on the average of the high and low sales prices of our common stock as reported on the NASDAQ Capital Market on November 4, 2009.

(3)
Previously paid.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2009

PRELIMINARY PROSPECTUS

                Shares

Common Stock

        We are a bank holding company located in Paso Robles, California. We are offering [*] shares of our common stock, no par value per share. The public offering price is $[*] per share. The public offering price was based on negotiations between the Company and the Underwriters.

        Our common stock is traded on the NASDAQ Capital Market under the symbol "HEOP." On [*], the last reported sale price of our common stock on the NASDAQ Capital Market was $[*] per share.

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 12 to read about the factors you should consider before investing in our common stock.

	Per Share		Total
Initial public offering price	$	[*]	$	[*]
Underwriting discounts and commissions	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]

        We have granted the underwriters an option to purchase up to [*] additional shares of our common stock within 30 days of this offering to cover over-allotments, if any.

        The underwriters expect to deliver the common stock in book-entry form only, through the facilities of the Depository Trust Company, against payment on or about [*], 2009.

        These shares of common stock are not savings accounts, deposits or other obligations of our bank subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Sandler O'Neill & Partners, L.P.	FIG Partners, L.L.C.

The date of this prospectus is [*], 2009.

i

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. See "Where You Can Find More Information." We and the underwriters have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Heritage Oaks Bancorp's business, financial condition, results of operations and prospects may have changed since such dates.

        Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Heritage Oaks Bancorp," "Heritage Oaks," the "Company," "we," "us," "our," or similar references, mean Heritage Oaks Bancorp and its subsidiaries on a consolidated basis. References to "Heritage Oaks Bank" or the "Bank" mean our wholly owned banking subsidiary, Heritage Oaks Bank.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov and on our website at http://www.heritageoaksbancorp.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        We filed a registration statement on Form S-1 to register with the SEC the shares of common stock to be issued in this offering. This prospectus, which forms a part of that registration statement, does not contain all of the information contained in the registration statement or the exhibits to the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.

        The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus. The historical information that is incorporated by reference in this prospectus can be obtained at the locations described above, or through the Company at the address listed below. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

        We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009 (Commission file number: 000-25020);

  •
  Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2009 (Commission file number: 000-25020);

ii

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, as filed with the SEC on May 8, 2009, June 30, 2009, as filed with the SEC on August 10, 2009, and September 30, 2009, as filed with the SEC on November 9, 2009 (all Commission file number 000-25020); and

  •
  Our Current Reports on Form 8-K filed with the SEC on February 11, March 2, March 5, March 23, April 23, July 24, September 1, and December 4, 2009 (all Commission file number 000-25020).

        These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

Heritage Oaks Bancorp
Attn: Investor Relations
545 12th Street
Paso Robles, California 93446
(805) 369-5200

iii

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire prospectus, the other information to which we refer, and the information incorporated herein by reference before investing in our common stock. You should pay special attention to the "Risk Factors" section of this prospectus to determine whether an investment in the common stock is appropriate for you.

Our Company

        Heritage Oaks Bancorp is a Paso Robles, California-based bank holding company. The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System, or Federal Reserve Board.

        Heritage Oaks Bancorp conducts operations primarily through Heritage Oaks Bank, which commenced operations in 1983 as a California state bank and now constitutes the largest publicly-owned and operated community bank headquartered in the Central Coast region of California. As a California state bank, Heritage Oaks Bank is subject to primary supervision, examination and regulation by the California Department of Financial Institutions. The Bank's deposits are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to the applicable limits.

        Heritage Oaks Bank provides traditional commercial banking services to small and medium-sized businesses and individuals primarily in San Luis Obispo and Santa Barbara Counties, California through its fifteen branch offices. Heritage Oaks Bank is primarily engaged in attracting deposits from small- and medium sized businesses and using these deposits, together with borrowed funds, to originate primarily commercial real estate loans, commercial and industrial loans and land loans, and to a lesser extent, one- to four-family residential mortgage loans, home equity lines of credit, multi-family real estate loans, construction loans and consumer loans within its lending market.

        At September 30, 2009, Heritage Oaks had total assets of $926.8 million, total deposits of $753.5 million and stockholders' equity of $87.8 million. According to June 30, 2009 FDIC data (the most recent available), Heritage Oaks Bank's eleven offices in San Luis Obispo County have a 10.05% combined deposit market share within the San Luis Obispo County market area, which would rank it first among community banks and fourth among all banks and thrifts out of sixteen financial institutions in the market, and its five branches in Santa Barbara County have a 2.24% combined deposit market share within the Santa Barbara County market area, which would rank it fifth among community banks and tenth among all banks and thrifts out of twenty-four financial institutions in the market.

        We participated in the United States Treasury Department's Capital Purchase Program, or CPP, in March 2009 so that we could continue to lend and support our current and prospective clients, especially during this unstable economic environment. Since our participation in the CPP, we were able to increase the average balance of our commercial and consumer loans by $13.3 million, or 7 percent, from March 31, 2009 to September 30, 2009. Under the terms of our participation, we received $21 million in exchange for the issuance 21,000 shares of preferred stock and a warrant to purchase 611,650 shares of our common stock at $5.15 per share. Based on our 7,760,505 common shares outstanding at September 30, 2009, the warrant represents 7.9% of our outstanding common shares.

        Our participation in the CPP subjects us to various requirements, including certain restrictions on paying dividends on our common stock and repurchasing our equity securities, unless the U.S. Treasury has consented. Additionally, in order to participate in the CPP, we were required to adopt certain standards for executive compensation and corporate governance. These standards generally apply to the Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers, and include (1) ensuring that incentive compensation of senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required claw-back of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) limiting golden parachute payments to certain senior executives and highly paid employees; (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive; and (5) limitations on the incentive compensation we may pay to our Chief Executive Officer. To date, we have complied with these requirements, but the Secretary of the Treasury is empowered under EESA to adopt other standards, with which we would be required to comply. Additionally, the bank regulatory agencies, U.S. Treasury and the Office of Special Inspector General, also created by the EESA, have issued guidance and requests to the financial institutions that participated in the CPP to document their plans and use of CPP funds and their plans for addressing the executive compensation requirements associated with the CPP. We will respond to such requests accordingly.

        Important information concerning Heritage Oaks' business and financial information is incorporated herein by reference in accordance with SEC rules. See "Where You Can Find More Information" beginning on page iv to find out how you can obtain this information.

Our Strategy

        Our long term strategy is to deliver strong returns to shareholders as we build the leading community bank serving the Central Coast region of California. We have grown the franchise both organically, through the execution of a customer-relationship focused business model that delivers superior products and services to our clients, and through acquisitions. Consistent with this strategy, we intend to take the fullest advantage we can of unique opportunities that will be present in the market. The difficulties related to the current economic environment have negatively impacted several competitor financial institutions and impaired their ability to maintain the market positions they have historically enjoyed. As a result of this offering, our strong capital position will position us to grow our balance sheet and take advantage of opportunities throughout our two county market area. However, if we become subject to any form of enforcement proceeding as a result of our recent examination, our ability to capitalize on market opportunities could be negatively impacted. See the discussion in "Recent Developments—Recent Regulatory Examination" and "Risk Factors—We are subject to various regulatory requirements and expect to be subject to regulatory restrictions and enforcement actions" on pages 6 and 11, respectively.

        We intend to achieve returns for our shareholders through the following strategies:

  •
  Expand our franchise within our existing footprint through organic growth with a focus on core deposit acquisition at existing offices or through the establishment of de novo branches with high growth potential in locations such as the Santa Barbara County market. We have established strong brand recognition through our operation as Heritage Oaks Bank in San Luis Obispo County and as Business First Bank, a division of Heritage Oaks Bank, in Santa Barbara County. We emphasize responsive and personalized service to our customers. Due to the consolidation of financial institutions in our market and our anticipation that not all community banks will survive the recession, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we distinguish ourselves from larger, regional banks operating in our market areas, while our larger capital base and product mix enable us to compete effectively against smaller banks. As a result, we believe we will have a substantial opportunity to expand our franchise within our existing markets. This opportunity could be impacted negatively if we become subject to any form of enforcement proceeding as a result of our recent regulatory examination.

  •
  Increase core deposits and lower our cost of funds by increasing our commercial customer base and by designing incentive programs to encourage our business development officers to attract non-interest bearing demand deposits. In the first nine months of 2009, total deposits grew $150.0 million and non-interest bearing deposits grew $34.6 million, which represented annualized growth rates of 33.2% and 31.5%, respectively. Over that same time period, we decreased our reliance on brokered funds and Federal Home Loan Bank borrowings. The resultant increase in the ratio of core deposits to total deposits to 83.1% contributed to a reduction of our cost of funds from 1.60% for the quarter ended December 31, 2008 to 1.28% for the quarter ended September 30, 2009.

  •
  Continue to grow and expand our commercial and industrial lending activities by providing competitive commercial loan products coupled with a full array of corporate cash management products. With the additional capital provided by this offering and the resulting higher loan limits, we will have the capability to originate larger loans to better serve the needs of new and existing customers. We also intend to expand our commercial lending portfolio and add complementary financial service products in an effort to increase our non-interest income, and further diversify our customer base.

  •
  Strengthen our oversight and proactive management of problem assets by continuing to aggressively manage identified weak credits through our special asset department where appropriate expertise has been established to provide judicious resolution of problem loans. Further, we have bolstered our practices to better identify credit weaknesses earlier in the collection cycle, increased the oversight frequency of classified and watch list credits and instituted symmetric portfolio reviews coupled with timely migration of challenged loans to our special asset department. In addition to bolstering our internal policies and procedures, we have committed to semi-annual loan reviews by an external loan review firm during the current economic downturn. We have also embedded individuals with primary credit responsibility within the organization for oversight and approval authority for all new and existing relationships, and to provide clear interpretation of, and adherence to, policy, procedures and monitoring of the lending portfolio. On July 22, 2009, we announced that Ronald E. Oliveira joined Heritage Oaks as Chief Credit Officer and Chief Operating Officer. We anticipate that the addition of Mr. Oliveira will further enhance our conservative lending and credit administration efforts.

  •
  Hire and retain experienced and qualified employees to support our planned expansion of our commercial lending activities, to further strengthen our credit administration and problem credit teams, as well as to support our overall expansion and growth strategies. Our ability to continue to attract and retain banking professionals with strong community relationships and significant knowledge of our markets is key to our success. We believe that by focusing on experienced bankers who are established in their communities, we enhance our market position and add profitable growth opportunities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach.

  •
  Maintain a strong balance sheet by augmenting our capital to support the strategies outlined above. In addition to a focus on our underwriting and loan portfolio management, we believe that the strength of our balance sheet has thus far enabled us to endure the current economic downturn in California and the Central Coast better than many of our competitors. While our non-performing loans and loan losses have recently increased, our loan loss coverage ratios have remained relatively strong. As of September 30, 2009, the ratio of our allowance for loan losses to total loans was 2.24% and the ratio of the allowance to non-performing loans was 39.8%. Our liquidity position is strong, with $148.6 million in federal funds sold and securities as of September 30, 2009. As of September 30, 2009, the Bank's regulatory capital ratios were in excess of the levels required for "well-capitalized" status, and the Company's consolidated total risk-based capital, tier 1 risk-based capital, and leverage ratios were 11.78%, 10.52%, and 9.30%, respectively. The successful completion of this Offering will further strengthen our balance sheet, and should allow us the flexibility to pursue the growth strategies outlined above.

Our Employees and Management Team

        Our mission is to be the best community bank in California and a company that ranks in the top 100 best places to work in the state. We seek to attract and retain experienced and relationship-oriented employees who want to participate in a high-achieving, growth-oriented community bank. We have structured incentive programs that are intended to promote our business philosophy and strategy and reward superior performance. Our management team is focused on creating a positive work environment for all employees and fostering a productive culture. Our experienced management team consists of the following individuals:

        Lawrence P. Ward, President and Chief Executive Officer:    Lawrence P. Ward joined Heritage Oaks Bank in January 1993 as President and Chief Executive Officer. He has held the same position in Heritage Oaks Bancorp since its inception in 1994. Mr. Ward has a Business Finance Bachelor of Science degree from the University of Colorado and has been in banking since 1979. Prior to joining Heritage Oaks Bank in 1993, he held the position of President and Chief Executive Officer of Bank of Evergreen and Mountain Valley National Bank in Colorado from July 1986 to December 1992. Mr. Ward also holds Professional Masters of Banking degrees from the University of Colorado and The Southwest Graduate School of Banking at Louisiana State University.

        Ronald E. Oliveira, EVP, Chief Credit Officer and Chief Operating Officer:    Ronald Oliveira came to Heritage Oaks with 31 years of banking experience in the California, Oregon, Washington, and Guam/Saipan marketplaces. He has held senior positions with Bank of California, Union Bank and most recently with Rabobank. Mr. Oliveira's experience includes managing a 100 plus retail branch system with $4 billion in deposits including private banking, small business lending and operations. In addition, he has had primary responsibility for middle market lending, commercial real estate and agribusiness exceeding $1.0 billion in assets at various times in his career. He joined Heritage Oaks Bank as both Chief Credit Officer and Chief Operating Officer in August 2009.

        Margaret A. Torres, EVP and Chief Financial Officer:    Margaret A. Torres joined the Bank in February 1999. Prior to coming on board, she held the position of Chief Financial Officer at Antelope Valley Bank and Simi Valley Bank for seven and eight years, respectively. Beginning her banking career in 1970, she brings knowledge of accounting, investments, operations, data processing, and financial reporting for both regulatory and SEC requirements to the Company.

        Joanne Funari, EVP and President, Business First, a Division of Heritage Oaks Bank:    Joanne Funari previously served as the President and a member of the Board of Directors of Business First National Bank until it was acquired by Heritage Oaks in October 2007. Ms. Funari previously held the position of Executive Vice President and Chief Credit Officer of Business First from May 2000 to October 2005, and Market President from October 2005 to December 2005. Prior to becoming an officer of Business First, Ms. Funari served as an officer at Santa Barbara Bank & Trust from 1993 to 2000, where she was most recently a Senior Vice President. Prior to that, Ms. Funari was Vice President and Corporate Lending Officer with City Commerce Bank. Ms. Funari has been in banking since 1986.

        William R. Raver, EVP and General Counsel:    William R. Raver joined the Bank in October 2004. Prior to his appointment as EVP and General Counsel, he held the positions of Compliance Officer, CRA Officer and Risk Manager. Mr. Raver graduated from Western State University College of Law, magna cum laude, with a Juris Doctor degree and also holds a Bachelor of Science, Laws degree. Mr. Raver began his banking career in 1979 at American Savings & Loan Association and worked at

Home Savings & Loan Association until his graduation from law school. From 1986 until joining the Company in 2004, Mr. Raver was in private practice as an attorney.

Recent Developments

  Results for the three and nine months ended September 30, 2009

        On October 29, 2009, we announced our preliminary financial results for the three and nine months ended September 30, 2009. The following presents an overview of those results. These items are subject to the risks and uncertainties relating to our business described under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference herein.

  •
  Net loss for the third quarter 2009 was $5.2 million, compared to net income of $0.5 million for the third quarter 2008. Net loss per diluted common share was $0.73 for the third quarter 2009, compared to net income of $0.07 per diluted common share reported for the prior year third quarter. Third quarter 2009 results reflect a provision for loan losses of $9.8 million compared to $3.2 million for the third quarter 2008. For the first nine months of 2009 the net loss was $3.6 million compared to net income of $2.9 million for the same period during 2008. Net loss per diluted common share was $0.56 for the first nine months of 2009, compared to net income of $0.37 per diluted common share for the first nine months of 2008. Provisions for loan losses for the first nine months of 2009 totaled approximately $14.6 million compared to $6.2 million in the same period in 2008.

  •
  Operating revenue, which consists of net interest income plus non-interest income, was $10.9 million during the third quarter 2009, down $0.1 million, or 1.6%, over the $11.0 million reported during the third quarter 2008. Operating revenue was $33.4 million for the first nine months of 2009, which was an increase of $0.5 million, or 1.5%, over the $32.9 million reported for the first nine months of 2008. Impacting total revenue was the reversal of interest for non-accrual loans of approximately $1.1 million and $1.2 million for the three and nine months ended September 30, 2009, respectively. Approximately $846 thousand of this amount has been recovered on a loan that returned to performing status subsequent to quarter end and will be reflected in the fourth quarter of 2009.

  •
  Our third quarter 2009 net interest margin was 4.34%, down 84 basis points from third quarter 2008. On a linked-quarter basis, the third quarter 2009 net interest margin was down 57 basis points from the prior quarter. Net interest income was $9.3 million and $28.7 million for the three and nine months ended September 30, 2009, respectively, compared to $9.5 million and $28.2 million, respectively, for the three and nine months ended September 30, 2008.

  •
  During the third quarter 2009, we continued to expand upon the strong core deposit growth we experienced during the first half of 2009. At September 30, 2009, outstanding core deposits (deposits less time deposits of $100,000 or more and brokered deposits) totaled $626.3 million, up $57.6 million over outstanding core deposits at June 30, 2009, and for the first nine months of 2009, core deposits were up $126.4 million, an annualized growth rate of 33.8%.

  •
  At September 30, 2009, outstanding loans increased by $12.0 million from June 30, 2009 and have grown by $29.7 million since December 31, 2008. Total assets at September 30, 2009 were $926.8 million, compared to $881.4 million at June 30, 2009 and $805.6 million at December 31, 2008. Total assets have increased primarily due to the robust deposit growth the Bank has experienced throughout 2009.

  •
  Non-performing assets at September 30, 2009 were $42.4 million, an increase of $23.5 million from June 30, 2009. Non-performing assets represented 4.58% of total assets at September 30, 2009 compared to 2.15% of total assets at June 30, 2009. Non-performing loans at September 30, 2009 were $39.8 million, an increase of $27.6 million from June 30, 2009.

    Non-performing loans represented 5.61% of total gross loans at September 30, 2009 compared to 1.75% of total gross loans at June 30, 2009.

  •
  The provision for loan losses was $9.8 million and $14.6 million for the three and nine months ended September 30, 2009, respectively, compared to $3.2 million and $6.2 million, respectively, for the three and nine months ended September 30, 2008. The provision for loan losses for the third quarter 2009 increased $7.1 million from the second quarter 2009 provision of $2.7 million.

  •
  Net charge-offs were $5.0 million and $9.1 million for the three and nine months ended September 30, 2009, respectively, compared to $1.0 million and $2.0 million, respectively, for the three and nine months ended September 30, 2008. Net charge-offs for the third quarter 2009 increased by $3.0 million from the second quarter 2009 net charge-offs of $2.0 million.

  •
  Third quarter net provision for loan losses of $9.8 million exceeded the third quarter charge-offs by $4.8 million, resulting in the allowance for loan losses of $15.9 million at September 30, 2009 compared to $11.1 million at June 30, 2009. The allowance for loan losses to total loans increased to 2.24% as of September 30, 2009 from 1.59% at June 30, 2009.

  •
  Non-interest income was $1.6 million and $4.8 million for the three and nine months ended September 30, 2009, respectively, compared to $1.5 million and $4.7 million, respectively, for the three and nine months ended September 30, 2008.

  •
  Non-interest expense for the third quarter 2009 was $10.3 million, an increase of $3.1 million from the third quarter 2008 and an increase of $2.2 million from the second quarter 2009. Noninterest expense for the nine months ended September 30, 2009 was $25.7 million, compared to $22.2 million for the nine months ended September 30, 2008, with $1.2 million of the increase attributable to the significant increase in FDIC insurance premiums and a special assessment in 2009. The efficiency ratio increased to 95.1% for the third quarter 2009 from 70.0% for the second quarter 2009 and 64.4% for the third quarter 2008.

  •
  As of September 30, 2009, the Company's consolidated total risk-based capital, tier 1 risk-based capital, leverage ratios were 11.78%, 10.52%, and 9.30%, respectively, compared to 13.20%, 11.95%, and 10.87%, respectively, at June 30, 2009.

  Subsequent Events

        The non-performing assets and non-performing loan totals of $42.4 million and $39.8 million, respectively, discussed above include one loan of $10.7 million that was classified as non-accrual as of September 30, 2009, but has since returned to accrual status. The return to accrual status will not only result in the reduction of non-performing assets and non-performing loans by $10.7 million, but also will result in $846 thousand in interest income charged-off in the third quarter being recognized in the fourth quarter of 2009.

  Recent Regulatory Examination and Likely Enforcement Action

        The FDIC recently completed its regularly scheduled examination of the Bank. Based on discussions with the FDIC following the examination, we presently expect to receive a formal agreement or enforcement order from the FDIC requiring us to take certain steps to further strengthen the Bank, such as reducing the level of classified assets, increasing capital levels, and addressing other criticisms from the examination. Although the report of examination has not yet been finalized, and no enforcement action has been received from the FDIC, management is taking steps to immediately address certain specific criticisms noted during the examination, and the Board of Directors has increased its oversight of management and operations of the Bank, including formation of a joint holding company and Bank regulatory compliance committee to ensure all FDIC criticisms are addressed and any ultimate enforcement action is complied with fully. In addition, management has intensified its oversight of problem loans with quarterly reviews and staffed a department with specific expertise to address classified credits. A "Watch" designation has been implemented to provide an early warning system for potential credit issues, and the frequency of external loan reviews has been increased to validate our internal risk grading adequacy. The Bank is also in the process of reviewing all of its real estate secured loans that exceed $500,000 to ensure the Bank has adequate information to properly evaluate the borrower's risk profile. See "Risk Factors—We are subject to various regulatory requirements and expect to be subject to regulatory restrictions and enforcement actions" on page 11.

Risk Factors

        An investment in Heritage Oaks' common stock includes substantial risks. Before making an investment decision, please read carefully the section entitled "Risk Factors" beginning on page [*], as well as other information included or incorporated by reference into this prospectus, including our financial statements and notes thereto, for a discussion of risks associated with an investment in Heritage Oaks' common stock.

Corporate Information

        Our headquarters are located at 545 12th Street, Paso Robles, California 93446 and our telephone number at that address is (805) 369-5200. We maintain a web site at www.heritageoaksbancorp.com. Information on the web site is not incorporated by reference and is not a part of this prospectus.

The Offering

        The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled "Description of Capital Stock."

Common stock offered	[*] shares of common stock, no par value.
Over-allotment option	We have granted the underwriters an option to purchase up to an additional [*] shares of common stock within 30 days of the date of this prospectus to cover over-allotments, if any.
Common stock outstanding after this offering	[*] shares of common stock or [*] if the underwriters exercise their over-allotment option in full.(1)(2)
Use of Proceeds
We intend to use the proceeds from the sale of our common stock for general corporate purposes, which may include, without limitation, investments at the holding company level, supporting the working capital needs of the holding company, and providing capital to support the Bank's current and future capital needs, including complying with any future capital condition imposed on us by the FDIC, enhancing the Bank's capital position relative to the increase in classified assets we have experienced in this recession, and supporting the organic growth of the Bank. We have made no specific allocations of the proceeds among our intended uses. The specific amount used for each purpose will depend on the needs of the Company and available opportunities as determined by the Board and management.
Effect of Offering
We intend that this offering will constitute a "Qualified Equity Offering" as such term is defined in the documents governing the sale of preferred shares by us to the United States Treasury Department, or the "U.S. Treasury," under the Capital Purchase Program. We have no present intention of using the proceeds of this offering to repurchase the preferred shares sold to the U.S. Treasury.
Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Capital Market under the symbol "HEOP."

(1)
The number of shares of common stock outstanding immediately after the closing of this offering is based on 7,760,505 shares of common stock outstanding as of September 30, 2009.

(2)
Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters' over-allotment option, 448,518 shares of common stock issuable pursuant to outstanding options under our stock compensation plans and 611,650 shares of common stock issuable upon the exercise of the warrant held by the U.S. Treasury.

 SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the following selected financial information in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus.

        The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2008 and at and for the nine month periods ended September 30, 2009 and 2008.

        The selected statement of income data for the years ended December 31, 2008, 2007 and 2006, and the selected statement of financial condition data as of December 31, 2008 and 2007, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2005 and 2004 and the summary statement of financial condition data as of December 31, 2006, 2005 and 2004 have been derived from our audited financial statements that are not included in this prospectus.

        The summary financial data at and for the nine months ended September 30, 2009 have been derived from preliminary unaudited financial results included in our third quarter 2009 financial results release, dated October 29, 2009, for the fiscal quarter ended September 30, 2009. Selected financial data at and for the nine months ended September 30, 2008 have been derived from unaudited interim financial statements included in our Quarterly Report on Form 10-Q. Both preliminary unaudited financial results for the third quarter of 2009 and our unaudited interim financial statements on Form 10-Q for the fiscal period ended September 30, 2008 are incorporated by reference in this prospectus. These unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the nine months ended September 30, 2009, are not necessarily indicative of our expected results for the full year ending December 31, 2009.

	For The Nine Months Ended, September 30,		At or For The Years Ended December 31,
(dollar amounts in thousands, except per share data)	2009	2008	2008	2007	2006	2005	2004
Consolidated Income Data:
Interest income	$36,025	$37,927	$50,150	$45,174	$36,372	$30,175	$23,313
Interest expense	7,351	9,693	12,564	14,751	9,316	5,016	3,361

Net interest income	28,674	28,234	37,586	30,423	27,056	25,159	19,952
Provision for loan losses	14,566	6,215	12,215	660	600	710	410

Net interest income after provision for loan losses	14,108	22,019	25,371	29,763	26,456	24,449	19,542
Non-interest income	4,753	4,708	6,206	5,349	4,952	5,009	4,999
Non-interest expense	25,690	22,226	29,434	23,908	20,955	18,718	17,198

(Loss) / income before income taxes	(6,829)	4,501	2,143	11,204	10,453	10,740	7,343
Provision for income taxes	(3,196)	1,601	497	4,287	3,791	4,103	2,759

Net (loss) / income	$(3,633)	$2,900	$1,646	$6,917	$6,662	$6,637	$4,584

Dividends and accretion on preferred stock	$613	$—	$—	$—	$—	$—	$—

Net (loss) / income available to common shareholders	$(4,246)	$2,900	$1,646	$6,917	$6,662	$6,637	$4,584

Share Data:
(Loss) / earnings per common share—basic	$(0.56)	$0.38	$0.22	$0.99	$1.00	$1.02	$0.73
(Loss) / earnings per common share—diluted	$(0.56)	$0.37	$0.21	$0.96	$0.96	$0.96	$0.68
Dividends declared per common share	$—	$0.08	$0.08	$0.32	$0.41	$—	$—
Dividend payout ratio	0.00%	20.22%	37.68%	35.55%	41.01%	0.00%	0.00%
Common book value per share	$8.82	$9.20	$9.03	$9.04	$7.42	$6.85	$5.90
Actual shares outstanding at end of period(1)	7,760,505	7,709,600	7,753,078	7,683,829	6,662,921	6,543,581	6,313,923
Weighted average shares outstanding—basic	7,694,969	7,703,107	7,641,726	6,984,174	6,650,620	6,476,334	6,290,023
Weighted average shares outstanding—diluted	7,694,969	7,832,815	7,753,013	7,228,804	6,925,582	6,878,958	6,756,506
Consolidated Balance Sheet Data:
Total cash and cash equivalents	$63,895	$27,749	$24,571	$46,419	$23,034	$44,559	$21,867
Total investments and other securities	$102,871	$52,634	$50,762	$47,556	$38,445	$44,402	$57,394
Total gross loans	$709,867	$666,400	$680,147	$613,217	$444,983	$368,133	$339,693
Allowance for loan losses	$(15,873)	$(10,350)	$(10,412)	$(6,143)	$(4,081)	$(3,881)	$(3,247)
Total assets	$926,805	$787,935	$805,588	$745,554	$541,774	$488,501	$448,012
Total deposits	$753,529	$589,251	$603,521	$644,808	$420,521	$417,797	$370,441
Federal Home Loan Bank borrowings	$65,000	$106,500	$109,000	$8,000	$50,000	$10,000	$28,500
Junior subordinated debt	$13,403	$13,403	$13,403	$13,403	$16,496	$8,248	$8,248
Total stockholders' equity	$87,786	$70,954	$70,032	$69,450	$49,472	$44,845	$37,250
Selected Other Balance Sheet Data:
Average assets	$866,658	$774,399	$779,575	$605,736	$503,877	$480,204	$447,428
Average earning assets	$807,279	$716,491	$722,061	$555,871	$455,497	$435,613	$391,532
Average stockholders' equity	$86,334	$71,664	$71,748	$55,927	$47,236	$41,340	$34,854
Selected Financial Ratios:
Return on average assets	(0.56)%	0.50%	0.21%	1.14%	1.32%	1.38%	1.02%
Return on average stockholders' equity	(5.63)%	5.41%	2.29%	12.37%	14.10%	16.06%	13.15%
Net interest margin(2)	4.75%	5.26%	5.21%	5.47%	5.94%	5.78%	5.10%
Efficiency ratio(3)	77.02%	67.55%	67.27%	66.83%	65.47%	62.04%	68.93%
Capital Ratios:
Tangible Common Equity to Tangible Assets(4)	5.97%	7.19%	6.99%	7.39%	8.11%	8.00%	6.88%
Average stockholders' equity to average assets	9.96%	9.25%	9.20%	9.23%	9.37%	8.61%	7.79%
Leverage Ratio	9.30%	9.01%	8.90%	9.60%	11.00%	9.61%	8.34%
Tier 1 Risk-Based Capital ratio	10.52%	9.67%	9.37%	10.08%	11.51%	10.98%	9.78%
Total Risk-Based Capital ratio	11.78%	10.92%	10.62%	11.04%	12.36%	11.93%	10.65%
Selected Asset Quality Ratios:
Non-performing loans to total loans(5)	5.61%	3.36%	2.75%	0.06%	0.01%	0.01%	0.27%
Non-performing assets to total loans	5.98%	3.39%	2.94%	0.06%	0.01%	0.01%	0.27%
Non-performing assets to total assets(6)	4.58%	2.87%	2.48%	0.05%	0.01%	0.01%	0.21%
Allowance for loan losses to total loans	2.24%	1.55%	1.53%	1.00%	0.92%	1.05%	0.96%
Allowance for loan losses to non-performing loans	39.84%	46.23%	55.75%	1817.46%	7420.00%	7187.00%	348.00%
Net charge-offs (recoveries) to average loans	1.29%	0.31%	1.21%	0.00%	0.10%	0.02%	0.08%

(1)
Actual shares have been adjusted to fully reflect stock dividends and stock splits.

(2)
Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)
Efficiency ratio represents non-interest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and non-interest income.

(4)
Tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP amounts. We calculate tangible common equity by excluding the balances of goodwill, core deposit intangibles and preferred equity from our calculation of shareholders' equity. We calculate tangible assets by excluding the balance of goodwill and core deposit intangibles from the calculation of risk-based capital ratios. Management believes that this is consistent with the treatment by bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-based capital ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures as calculated by other companies. A reconciliation of the non-GAAP ratio of tangible common equity to tangible assets is provided below.

Reconciliation of Non GAAP Ratio of Tangible Common Equity to Tangible Assets:

	As of September 30,		As of December 31,
(dollar amounts in thousands)	2009	2008	2008	2007	2006	2005	2004
Shareholders' equity	$87,786	$70,954	$70,032	$69,450	$49,472	$44,845	$37,250
Goodwill	(11,049)	(11,541)	(11,049)	(10,911)	(4,865)	(4,865)	(4,865)
Other intangible assets, net	(2,904)	(3,906)	(3,691)	(4,551)	(1,148)	(1,448)	(2,021)

Tangible equity	$73,833	$55,507	$55,292	$53,988	$43,459	$38,532	$30,364
Preferred equity	(19,341)	—	—	—	—	—	—

Tangible common equity	$54,492	$55,507	$55,292	$53,988	$43,459	$38,532	$30,364

Total assets	$926,805	$787,935	$805,588	$745,554	$541,774	$488,501	$448,012
Goodwill	(11,049)	(11,541)	(11,049)	(10,911)	(4,865)	(4,865)	(4,865)
Other intangible assets, net	(2,904)	(3,906)	(3,691)	(4,551)	(1,148)	(1,448)	(2,021)

Tangible assets	$912,852	$772,488	$790,848	$730,092	$535,761	$482,188	$441,126

(5)
Non-performing loans are defined as loans that are past due 90 days or more as well as loans placed in non-accrual status.

(6)
Non-performing assets are defined as assets that are past due 90 days or more and assets placed in non-accrual status plus other real estate owned.

RISK FACTORS

        An investment in our common stock is subject to various risks. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this Prospectus. The risks and uncertainties described below are not the only ones facing our business. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This Prospectus is qualified in its entirety by these risk factors. If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

 Risks Associated With Our Market and Business

We Cannot Accurately Predict the Effect of the Current Economic Downturn on Our Customers Which May Negatively Affect Our Future Results of Operations or Market Price of Our Stock

        The national economy and the financial services sector in particular, are currently facing challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the current economic downturn, which has adversely impacted the markets we serve. Any further deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our stock to decline.

We Are Subject to Various Regulatory Requirements and Expect to Be Subject to Future Regulatory Restrictions and Enforcement Actions that Limit Our Business Practices and May Negatively Impact Our Results of Operation and Financial Condition

        In light of the current challenging operating environment, along with our elevated level of non-performing assets, delinquencies, and adversely classified assets, we are subject to increased regulatory scrutiny, and expect to become subject to potential enforcement actions. Such enforcement actions could place limitations on our business and adversely affect our ability to implement our business plans, including our growth strategy. Even though the Bank remains well-capitalized, the regulatory agencies have the authority to restrict our operations to those consistent with adequately capitalized institutions. For example, if the regulatory agencies were to impose such a restriction, we would likely have limitations on our lending activities. The regulatory agencies also have the power to limit the rates paid by the Bank to attract retail deposits in its local markets. We also may be required to reduce our levels of non-performing assets within specified time frames. These time frames might not necessarily result in maximizing the price that might otherwise be received for the underlying properties. In addition, if such restrictions were also imposed upon other institutions that operate in the Bank's markets, multiple institutions disposing of properties at the same time could further diminish the potential proceeds received from the sale of these properties. If any of these or other additional restrictions are placed on us, it would limit the resources currently available to us as a well-capitalized institution.

        In this regard, the FDIC recently completed its regularly scheduled examination of the Bank. Based on discussions with the FDIC following the examination, we presently expect to receive a formal agreement or enforcement order from the FDIC requiring us to take certain steps to further strengthen the Bank, such as reducing the level of classified assets, increasing capital levels, and addressing other criticisms from the examination. Such regulatory action could materially restrict our operations and negatively impact our financial condition and results of operations.

Our Level of Criticized and Classified Assets Expose Us to Increased Lending Risk. Further, if Our Allowance For Loan Losses is Insufficient to Absorb Losses in Our Loan Portfolio, Our Earnings Could Decrease

        At September 30, 2009, loans that we have categorized as doubtful, substandard or special mention totaled $101.3 million, representing 14.2% of total loans. If these loans do not perform according to their terms and the collateral is insufficient to pay any remaining loan balance, we may experience loan losses, which could have a material effect on our operating results.

        Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. At September 30, 2009, our allowance for loan losses totaled $15.9 million, which represented 2.24% of total loans and 39.84% of non-performing loans. Our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and their probability of making payment, as well as the value of real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, significant factors we consider include loss experience in particular segments of the portfolio, trends and absolute levels of classified loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs by particular segments and changes in existing general economic and business conditions affecting our lending areas and the national economy. If our assumptions are incorrect, our allowance for loan losses may be insufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance could materially decrease our net income.

        Our regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

We Are Highly Dependent On Real Estate and a Continuing Downturn in the Real Estate Market and Decreasing Appraisal Values May Hurt Our Business

        A significant portion of our loan portfolio is dependent on real estate. At September 30, 2009, real estate served as the principal source of collateral with respect to approximately 73.1% of our loan portfolio. A decline in current economic conditions or a decline in the local housing market, both of which we are experiencing currently, or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by us, as well as our financial condition and results of operations in general and the market value of our common stock. Acts of nature, including earthquakes, floods and fires, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

        We presently are awaiting updated appraisals of real property securing a significant portion of classified loans. Declines in collateral value may require that we write down the value of a portion of our loan portfolio, which could materially affect our results of operations and financial condition. We presently expect to receive these updated appraisals in the fourth quarter of 2009.

We Have a Concentration in Higher Risk Commercial Real Estate Loans and Commercial and Industrial Loans

        We have a high concentration in commercial real estate loans and commercial and industrial loans. Commercial real estate loans, as defined by final guidance issued by Bank regulators, are defined as construction, land development, other land loans, loans secured by multifamily (5 or more) residential properties, and loans secured by non-farm nonresidential properties. Following this definition, at

September 30, 2009, approximately 64.1% of our loan portfolio can be classified as commercial real estate lending. $89.9 million, or 19.7%, of the commercial real estate portfolio consisted of loans secured by real estate in the hospitality industry. Additionally, approximately 23.5% of our loan portfolio can be classified as commercial and industrial lending. Commercial real estate and commercial and industrial loans generally involve a higher degree of credit risk than residential mortgage lending due, among other things, to the large amounts loaned to individual borrowers. In addition, unlike residential mortgage loans, commercial real estate loans generally depend on the cash flow from the property to service the debt. Cash flow may be significantly affected by general economic conditions. This is especially true with regard to our hospitality loans as cash flows are affected by occupancy rates, which have been lower as people are traveling less due to the current economy. Losses incurred on loans to a small number of borrowers could have a material adverse impact on our income and financial condition. Also, many of our commercial real estate and commercial and industrial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

        Additionally, federal banking regulators recently issued final guidance regarding commercial real estate lending. This guidance suggests that institutions that are potentially exposed to significant commercial real estate concentration risk will be subject to increased regulatory scrutiny. Institutions that have experienced rapid growth in commercial real estate lending, have notable exposure to a specific type of commercial real estate lending, or are approaching or exceed certain supervisory criteria that measure an institution's commercial real estate portfolio against its capital levels, may be subject to such increased regulatory scrutiny. Our commercial real estate portfolio may be viewed as falling within one or more of the foregoing categories, and, accordingly, we may become subject to increased regulatory scrutiny because of our commercial real estate portfolio. If it is determined by our regulator that we have an undue concentration in commercial real estate lending, we may be required to maintain increased levels of capital and/or be required to reduce our concentration in commercial real estate loans.

The Unseasoned Nature Of A Large Portion Of Our Commercial Real Estate And Commercial And Industrial Loan Portfolios May Result In Changes In Estimating Collectibility, Which May Lead To Additional Provisions Or Charge-Offs, Which Could Hurt Our Profits

        Our commercial real estate and commercial and construction loan portfolios have increased $229.5 million or 58.5% from the end of 2006 through September 30, 2009. Accordingly, much of these loan portfolios are unseasoned. These loans also have not been subjected to continued declining and unfavorable economic conditions. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, these types of loans generally have larger balances and involve a greater risk than one- to four-family residential mortgage loans. Accordingly, if we make any errors in judgment in the collectibility of our commercial real estate and commercial and industrial loans, any resulting charge-offs may be larger on a per loan basis than those incurred historically with our residential mortgage loan or consumer loan portfolios.

Recent Levels of Market Volatility Have Been Significant Which May Reduce Our Access To Capital And Result In A Weaker Financial Condition Of The Company

        The capital and credit markets have been experiencing volatility and disruption for more than two years. In some cases, the markets have produced significant downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. This downward pressure on stock prices and reduced availability of credit may prevent us from obtaining the working capital we need at appropriate pricing to operate most effectively without unacceptable dilution to shareholders. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our Business Is Subject To Interest Rate Risk and Changes in Interest Rates May Adversely Affect Our Performance and Financial Condition

        Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of our borrowers, the rates received on loans and securities and rates paid on deposits and borrowings. The difference between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, we would expect our interest rate spread to increase if interest rates rise and, conversely, to decline if interest rates fall. Increasing levels of competition in the banking and financial services business may decrease our net interest margin by forcing us to offer lower lending interest rates and pay higher deposit interest rates. Significant fluctuations in interest rates and increasing competition may have an adverse effect on our business, financial condition and results of operations.

        A sustained decrease in market interest rates could adversely affect our earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates, prepaying their existing loans. Under those circumstances, we would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on the prepaid loans. In addition, our commercial real estate and commercial loans, which carry interest rates that, in general, adjust in accordance with changes in the prime rate, will adjust to lower rates. We are also significantly affected by the level of loan demand available in our market. The inability to make sufficient loans directly affects the interest income we earn. Lower loan demand will generally result in lower interest income realized as we place funds in lower yielding investments.

Failure to Successfully Execute Our Strategy May Adversely Affect Our Performance

        Our financial performance and profitability depends on our ability to execute our growth strategy. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy successfully or maintain the level of profitability that we have historically experienced. Factors that may adversely affect our ability to attain our long-term financial performance goals include those stated elsewhere in this section, as well as:

  •
  Inability to control non-interest expense, including, but not limited to, rising employee, regulatory compliance, and healthcare costs;

  •
  Inability to increase non-interest income;

  •
  Inability to expand our market share in our existing markets;

  •
  Continuing ability to expand, through de novo branching or finding acquisition targets at valuation levels we find attractive; and

  •
  Inability to effectively manage and mitigate credit risk.

Economic Conditions in the Central Coast Region of California Area May Adversely Affect Our Operations and / or Cause Us to Sustain Losses

        Our retail and commercial banking operations are concentrated primarily in San Luis Obispo and Santa Barbara Counties. As a result of this geographic concentration, our results of operations depend largely upon economic conditions in this area. A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. This risk increases when the economy is weak.

We Face Strong Competition from Financial Service Companies and Other Companies That Offer Banking Services, Which May Hurt Our Business

        The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and consolidation among financial services providers. We face competition both in attracting quality deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services business may reduce our market share, decrease loan demand, cause the prices we charge for our services to fall, or decrease our net interest margin by forcing us to offer lower lending interest rates and pay higher rates on our deposits. Additionally, competition has made it more difficult and costly to attract and hire employees with the level of expertise we require to implement our strategic plan. Additional compensation expense increases non-interest expense, reducing net income. Therefore, our results may differ in future periods depending upon the nature or level of competition.

        Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Liquidity Risk Could Impair Our Ability to Fund Operations and Jeopardize Our Financial Condition

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Additionally, we regularly monitor certain larger deposit relationships that we determine are not suitable for any form of long-term investment or that possess a higher risk of leaving us. At September 30, 2009, these volatile deposits totaled $46.5 million or 6.2% of total deposits. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry in general.

We May Not Be Able to Attract and Retain Skilled People that We Require to Operate Our Business Successfully

        Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most of our activities can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Our Internal Operations Are Subject to a Number of Risks Including Failure of Our Information Systems, Inability to Effectively Utilize Technological Advances, and Disruption Caused by Natural Disasters, that May Negatively Affect Our Performance

        We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls or is uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

  •
  Information Systems Failures May Negatively Affect Our Business

        We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

  •
  Our Failure to Effectively Develop and Implement Technological Advances May Negatively Affect Our Business

        The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

  •
  Severe Weather, Natural Disasters, Acts of War or Terrorism and Other External Events within Our Market Areas May Negatively Affect Our Business

        Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. For example, the Central Coast of California is subject to earthquakes and fires. Operations in our market could be disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to our banking and operation facilities. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We Depend On Cash Dividends From Our Subsidiary Bank To Meet Our Cash Obligations and a Failure to Receive them Could Impair Our Ability to Fulfill Our Obligations

        As a holding company, dividends from our subsidiary bank provide a substantial portion of our cash flow used to service the interest payments on our trust preferred securities, our preferred stock and other obligations, including any cash dividends. Various statutory provisions restrict the amount of dividends our subsidiary bank can pay to us without regulatory approval.

Because of Our Participation in the TARP, We Are Subject to Several Restrictions, Including Restrictions on Compensation Paid to Our Executives, Which Could Negatively Impact Our Ability to Attract and Retain Key Personnel Necessary to Operate Our Business

        Certain standards for executive compensation and corporate governance apply to us for the period during which the U.S. Treasury holds an equity position in us. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include, among other things, (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes, executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods. Pursuant to the American Recovery and Reinvestment Act of 2009 (the "Stimulus Bill"), more commonly known as the economic stimulus recovery package, further compensation restrictions, including significant limitations on incentive compensation, have been imposed on our senior executive officers and most highly compensated employees. Such restrictions and any future restrictions on executive compensation, which may be adopted, could adversely affect our ability to hire and retain senior executive officers.

We Are Subject to Government Regulation That May Limit or Restrict Our Activities, Which in Turn May Adversely Impact Our Operations

        The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. New laws and regulations or changes in, or repeal of, existing laws and regulations may adversely impact our business. We anticipate that continued compliance with various regulatory provisions will impact future operating expenses. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, may significantly affect economic conditions for us.

Our Real Estate Lending Exposes Us to the Risk of Environmental Liabilities

        In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Declines in Asset Values May Result in Impairment Charges and Adversely Affect the Value of our Investments, Financial Performance and Capital

        We maintain an investment portfolio that includes, but is not limited to, mortgage-backed securities. The market value of investments in our portfolio has become increasingly volatile over the past year. The market value of investments may be affected by factors other than the underlying performance of the servicer of the securities or the mortgages underlying the securities, such as ratings downgrades, adverse changes in the business climate and a lack of liquidity in the secondary market for certain investment securities. We may be required to record impairment charges if our investments suffer a decline in value that is considered other-than-temporary. If we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the periods in which the write-offs occur.

Risks Relating to Economic Conditions and Governmental Response Efforts

The Recession and Changes in Domestic and Foreign Financial Markets Have Adversely Affected Our Industry and May Have a Material Negative Impact on Our Results of Operations and Financial Condition

        Economic indices have shown that since the fourth quarter of 2007, the United States economy has been in a recession. This has been reflected in significant business failures and job losses. Further, dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increased unemployment, have negatively impacted the performance of commercial and consumer credit resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

  •
  We potentially face increased regulation of our industry, compliance with which may increase our costs and limit our ability to pursue business opportunities.

  •
  The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process.

  •
  The value of the portfolio of investment securities that we hold may be aversely affected.

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  We may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

        If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our business, financial condition and results of operations.

Recent and Future Legislation and Regulatory Initiatives to Address Current Market and Economic Conditions May Not Achieve their Intended Objectives, Including Stabilizing the U.S. Banking System or Reviving the Overall Economy, Which Could Adversely Affect our Business, Financial Condition, Results of Operations, and Access to Capital

        Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as EESA, or the American Recovery and Reinvestment Act of 2009, or ARRA, may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. EESA was enacted in October 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The U.S. Treasury and banking regulators have implemented, and likely will continue to implement, various other programs under this legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program, or TARP, the CPP, President Obama's Financial Stability Plan announced in February 2009, the ARRA and the FDIC's Temporary Liquidity Guaranty Program, or TLGP. There can be no assurance as to the actual impact that any of the recent, or future, legislative and regulatory initiatives will have on the financial markets and the overall economy. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Additional Requirements Under our Regulatory Framework, Especially those Imposed Under ARRA, EESA or Other Legislation Intended to Strengthen the U.S. Financial System, Could Adversely Affect Us

        Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, the TLGP and special assessments imposed by the FDIC, subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, may have a material and adverse affect on our business, financial condition, and results of operations.

FDIC Deposit Insurance Assessments Will Increase Substantially, Which Will Adversely Affect Our Net Earnings

        FDIC deposit insurance expense for the year ended December 31, 2008 was approximately $0.5 million. Our estimated assessment for the quarter ending December 31, 2009 is $0.3 million, bringing our estimated assessment for the year ended December 31, 2009 to $1.5 million. Our estimated assessment for the year ended December 31, 2010 is $1.6 million. Increases in our FDIC premium add to our cost of operations and accordingly, adversely affect our results of operations. In the quarter ended June 30, 2009, the Bank, along with all other FDIC insured banks, was charged a special assessment as part of the FDIC's efforts to replenish the deposit insurance fund. The Bank's special assessment was $0.4 million. Additionally, the FDIC is permitted to impose additional special assessments if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional special assessment imposed by the FDIC will further decrease the Company's earnings.

Risks Associated With Our Stock

Our Participation in the U.S. Treasury's CPP May Pose Certain Risks to Holders of Our Common Stock

        The Company sold to the U.S. Treasury 21,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock and warrants to purchase 611,650 shares of the Company's common stock. Although the Company believes that its participation in the CPP is in the best interests of our shareholders in that it will enhance Company and Bank capital and provide additional funds for future growth, it may pose certain risks to the holders of our common stock such as the following:

  •
  The warrants, if exercised, may be significantly dilutive to current common stockholders.

  •
  Warrants issued to the U.S. Treasury are immediately exercisable, thus the U.S. Treasury may at any time become a significant holder of the Company's common stock and possess significant voting power.

  •
  Although the preferred stock issued to the U.S. Treasury is non-voting, the terms of the CPP stipulate that the U.S. Treasury may vote their senior equity in matters deemed by the U.S. Treasury to have an impact on their holdings.

  •
  Under the terms of the CPP, the Company must seek the approval of the U.S. Treasury for any increases in dividends paid to holders of our common stock as well as any repurchases of our common stock.

  •
  The U.S. Treasury may at any time change the terms of our participation in the CPP.

Our Stock Trades Less Frequently Than Others, Which May Make the Value of Your Investment Subject to Fluctuation

        Although our common stock is listed for trading on the NASDAQ Capital Market, the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

        Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors discussed in this section, including, among other things:

  •
  Actual or anticipated variations in quarterly results of operations;

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  Recommendations by securities analysts;

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  Operating and stock price performance of other companies that investors deem comparable to our company;

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  News reports relating to trends, concerns and other issues in the financial services industry; and

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  Perceptions in the marketplace regarding our company and/or its competitors and the industry in which we operate.

        These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

Our Common Stock is Not an Insured Deposit

        Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

Our Articles of Incorporation and By-Laws, As Well As Certain Banking Laws, May Have an Anti-Takeover Effect

        Provisions of our articles of incorporation, bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may hinder a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

The Terms of Our Outstanding Series A Preferred Stock Limit Our Ability to Pay Dividends on and Repurchase Our Common Stock

        The Purchase Agreement between us and the U.S Treasury provides that before the earlier of (1) March 20, 2012 and (2) the date on which all of the shares of the preferred stock have been redeemed by us or transferred by the U.S. Treasury to third parties, we may not, without consent of the U.S. Treasury, (a) increase the quarterly cash dividend on our common stock above $0.08 per share, the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the preferred stock. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the preferred stock. These restrictions, together with the potentially dilutive impact of the warrant issued to the U.S. Treasury, could have a negative effect on the value of our common stock.

Our Outstanding Preferred Stock Impacts Net Income Available to Our Common Stockholders and Earnings Per Common Share and the Warrant Issued to the U.S. Treasury As Well As Other Potential Issuances of Equity Securities May be Dilutive to Holders of Our Common Stock

        The dividends declared and the accretion on our outstanding preferred stock will reduce the net income available to common stockholders and our earnings per common share. The preferred stock will also receive preferential treatment in the event of our liquidation, dissolution or winding-up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant issued to the U.S. Treasury is exercised. The shares of common stock underlying the warrant represent approximately 7.9% of the shares of our common stock outstanding as of September 30, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction. In addition, to the extent options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur additional dilution. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our shareholders.

We May Raise Additional Capital, Which Could Adversely Affect the Market Price of Our Common Stock

        We are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We frequently evaluate opportunities to access the capital markets, taking into account our regulatory capital ratios, financial condition and other relevant considerations. Subject to market conditions, we may take further capital actions in addition to issuance of the shares offered by this prospectus. Such actions could include, among other things, the issuance of additional shares of common stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the federal bank regulatory agencies as well as other regulatory targets. These issuances would dilute ownership interests of the investors in the offering and would dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our common stock shareholders, which may adversely impact our current shareholders.

        In addition, we face significant regulatory and other governmental risk as a financial institution and a participant in the CPP and it is possible that capital requirements and directives could, in the future, require us to change the amount or composition of our current capital, including common equity. In this regard, we note that we were not one of the 19 institutions required to conduct a forward-looking capital assessment or "stress test." However, the stress assessment requirements under the Capital Assistance Program or similar requirement could be extended to us. As a result, we could determine, or our regulators could require us, to raise additional capital. There could also be market perceptions regarding the need to raise additional capital, whether as a result of public disclosures that were made regarding the Capital Assistance Program stress test methodology or otherwise and, regardless of the outcome of the stress tests or other stress case analysis, such perceptions could have an adverse effect on the price of our common stock.

We Will Retain Broad Discretion In Using The Net Proceeds From This Offering, And May Not Use The Proceeds Effectively

        We intend to use the net proceeds of this offering for general corporate purposes, which may include our working capital needs, for bank and branch acquisitions and for investments in Heritage Oaks Bank to support our continued growth. However, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management's failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Holders Of Our Junior Subordinated Debentures Have Rights That Are Senior To Those Of Our Common Shareholders

        We have supported our continued growth through two issuances of trust preferred securities from two separate special purpose trusts. At September 30, 2009, we had outstanding trust preferred securities totaling $13.0 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are fully and unconditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no cash dividends may be paid on our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        Forward-looking statements include:

  •
  statements of our goals, intentions and expectations;

  •
  statements regarding our business plan, prospects, growth and operating strategies;

  •
  statements regarding the quality of our loan and investment portfolios; and

  •
  estimates of our risk and future costs and benefits.

Words such as "aims," "anticipates," "believes," "could," "estimates," "expects," "hopes," "intends," "may," "plans," "projects," "seeks," "should," "will" and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

  •
  Local, regional and national economic conditions and events and the impact they may have on us and our customers;

  •
  Ability to attract deposits and other sources of liquidity;

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  Oversupply of inventory and continued deterioration in values of California real estate, both residential and commercial;

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  A prolonged slowdown in construction activity;

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  Changes in the financial performance and/or condition of our borrowers;

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  Changes in the level of non-performing and classified assets and charge-offs;

  •
  Limitations imposed on our business operations because of the securities we issued to the U.S. Treasury pursuant to its Capital Purchase Program and our eventual ability to repurchase such securities;

  •
  The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, executive compensation and deposit insurance) with which we and our subsidiaries must comply;

  •
  Changes in estimates of future loan loss reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

  •
  Inflation, interest rate, securities market and monetary fluctuations;

  •
  Political instability;

  •
  Acts of war or terrorism, or natural disasters, such as earthquakes, or the effects of pandemic flu;

  •
  The timely development and acceptance of new banking products and services and perceived overall value of these products and services by users;

  •
  Changes in consumer spending, borrowing and savings habits;

  •
  Technological changes;

  •
  The ability to increase market share and control expenses;

  •
  Changes in the competitive environment among financial and bank holding companies and other financial service providers;

  •
  Continued volatility in the credit and equity markets and its effect on the general economy;

  •
  The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

  •
  Changes in our organization, management, compensation and benefit plans;

  •
  The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; and

  •
  Our success at managing the risks involved in the foregoing items.

        The forward-looking statements are based upon management's beliefs and assumptions and are made as of the date of this prospectus and the date of the documents incorporated by reference herein. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Any investor in Heritage Oaks Bancorp should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading "Where You Can Find More Information," all of which are accessible on the SEC's website at www.sec.gov.

 USE OF PROCEEDS

        We expect to receive proceeds from this offering of approximately $[*] million (or approximately $[*] million if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

        We intend to use the proceeds from the sale of our common stock for general corporate purposes, which may include, without limitation, investments at the holding company level, supporting the working capital needs of the holding company, and providing capital to support the Bank's current and future capital needs, including complying with any future capital condition imposed on us by the FDIC, enhancing the Bank's capital position relative to the increase in classified assets we have experienced in this recession, and supporting the organic growth of the Bank. We have made no specific allocations of the proceeds among our intended uses. The specific amount used for each purpose will depend on the needs of the Company and available opportunities as determined by the Board and management. Although we intend this offering to constitute a "Qualified Equity Offering" as defined in the documents governing our sale of preferred stock to the U.S. Treasury, we have no present intention of using the proceeds of this offering to repurchase such preferred stock. Further, as of the date of this prospectus we have made no specific allocation of the proceeds from this offering among the potential uses noted above.

 CAPITALIZATION

        The following table sets forth our capitalization, our per common share book values, and our regulatory capital ratios, each as of September 30, 2009 and giving effect to the issuance of the common stock offered hereby. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus form our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ended June 30, 2009, as well as financial information in the other documents incorporated by reference into this prospectus.

	As of September 30, 2009
(dollar amounts in thousands, except per share data)	Actual	As Adjusted(1)
Long-term debt
Junior subordinated debentures	$13,403	[*]
FHLB term debt (maturing after September 30, 2010)	—	[*]

Total long-term debt	$13,403	[*]

Stockholders' equity
Senior preferred stock, no par value; $1,000 per share stated value 5,000,000 shares authorized, 21,000 issued and outstanding as of September 30, 2009.	$19,341	[*]
Common stock, no par value; 20,000,000 shares authorized, 7,760,505 shares issued and outstanding as of September 30, 2009. Issued and outstanding [*] shares, as adjusted	48,695	[*]
Additional paid in capital	3,172	[*]
Retained earnings	17,174	[*]
Accumulated other comprehensive loss net of tax benefit	(596)	[*]

Total stockholders' equity	$87,786	[*]

Total capitalization	$101,189	[*]
Per Common Share
Common book value per share	$8.82	[*]
Tangible common book value per share	$7.02	[*]
Regulatory Capital Ratios
Company:
Leverage Ratio	9.30%	[*]
Tier I Capital	10.52%	[*]
Total Capital	11.78%	[*]
Bank:
Leverage Ratio	8.76%	[*]
Tier I Capital	9.86%	[*]
Total Capital	11.12%	[*]

(1)
Assumes that [*] shares of our common stock are sold in this offering at $[*] per share and that the net proceeds thereof are approximately [*] million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters' over-allotment option is exercised in full, common stock will increase to $[*] million.

 MARKET PRICE AND DIVIDEND INFORMATION

        Heritage Oaks common stock trades on the NASDAQ Capital Market under the symbol "HEOP." The following table sets forth the high and low sales prices per share of Heritage Oaks common stock as reported on the NASDAQ Capital Market and the cash dividends declared per share of our common stock from January 1, 2007 through December 18, 2009. The stock prices and dividend information presented below have been adjusted to give effect to the 5% stock dividend on May 16, 2008.

Quarter	High	Low	Dividend
2009:
Fourth quarter (through December 18, 2009)	$7.35	$4.00		$—
Third quarter	$7.35	$5.35	$
Second quarter	$7.68	$4.10		$—
First quarter	$5.45	$2.70		$—
2008:
Fourth quarter	$9.46	$6.58		$—
Third quarter	$8.65	$4.58		$—
Second quarter	$12.38	$9.10		$—
First quarter	$12.70	$10.82		$0.08 per share
2007:
Fourth quarter	$16.30	$12.00		$0.08 per share
Third quarter	$17.62	$13.81		$0.08 per share
Second quarter	$17.94	$16.31		$0.08 per share
First quarter	$17.48	$16.36		$0.08 per share

        On December 18, 2009, the last reported sale price of our common stock on the NASDAQ Capital Market was $4.00 per share. As of October 31, 2009, there were approximately 2,590 holders of record of our common stock.

 DIVIDEND POLICY

        The amount and frequency of future dividends will depend upon our earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors on a quarterly basis. It is Federal Reserve policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also Federal Reserve policy that bank holding companies should not maintain dividend levels that undermine the company's ability to be a source of strength to its bank subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Furthermore, under the Federal Prompt Corrective Action regulations, the Federal Reserve or the FDIC may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

        Dividends from Heritage Oaks Bank constitute the principal source of income to Heritage Oaks Bancorp. Heritage Oaks Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to us, which determines our ability to pay dividends to our shareholders.

        Payments of the distributions on the trust preferred securities of Heritage Oaks Capital Trust II, a wholly owned Delaware statutory trust, and Heritage Oaks Capital Trust III, a wholly owned Delaware statutory trust, are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock. As a result, we must make required payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligations under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we may not pay cash dividends to the holders of shares of our common stock.

        Under the terms of the Capital Purchase Program, for so long as any preferred stock issued under the Capital Purchase Program remains outstanding, we are prohibited from increasing dividends on our common stock in excess of $0.08 per share, without the U.S. Treasury's consent until the third anniversary of the U.S. Treasury's investment or until the U.S. Treasury has transferred all of the preferred stock it purchased under the Capital Purchase Program to third parties. As long as the preferred stock issued to the U.S. Treasury is outstanding, dividend payments, are also prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

DESCRIPTION OF CAPITAL STOCK

        The discussion below is a summary of various terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the General Corporation Law of the State of California ("CGCL"), federal law, our articles of incorporation, as amended, and our bylaws, copies of which have been filed with the SEC and are also available upon request from us.

  Common Stock

  General.

        The Company's Articles of Incorporation authorize the issuance of up to 20,000,000 shares of Company common stock, no par value, of which 7,760,505 shares were outstanding as of September 30, 2009. Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive, conversion or redemption rights or sinking fund provisions.

  Liquidation Rights.

        In the event of liquidation, holders of common stock of the Company are entitled to rights to assets distributable to shareholders on a pro rata basis after satisfaction of liabilities and rights of holders of preferred stock, if any.

  Assessment.

        Shares of the Company's common stock are not assessable.

  Voting Rights.

        Each share of Company common stock is entitled to one vote per share. Cumulative voting in the election of directors of the Company will apply by virtue of California law. Cumulative voting entitles a shareholder to vote as many votes as equals the number of shares the shareholder owns multiplied by the number of directors to be elected. A shareholder may cast all his votes for a single candidate or distribute such votes among any or all of the candidates.

  Dividends.

        The Company may pay cash dividends out of funds legally available therefor, subject to the restrictions set forth in the CGCL. The CGCL provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. CGCL also provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities.

        In addition, as a registered bank holding company, we are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

        As a holding company, our ability to pay dividends to our shareholders is affected by the ability of our subsidiary, Heritage Oaks Bank, to make distributions to us. The payment of cash dividends by the Bank is subject to restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of (a) a bank's retained earnings; or (b) a bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period. However, a bank may, with the approval of the DFI, make a distribution to its shareholders in an amount not exceeding the greater of (x) its retained earnings; (y) its net income for its last fiscal year; or (z) its net income for its current fiscal year. In the event that the DFI determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by the bank would be unsafe or unsound, the DFI may order the bank to refrain from making a proposed distribution. The FDIC may also restrict the payment of dividends if such payment would be deemed unsafe or unsound or if after the payment of such dividends, the bank would be included in one of the "undercapitalized" categories for capital adequacy purposes pursuant to federal law.

        Finally, payment of dividends on our common stock may be limited by the terms of any preferred stock currently outstanding, or which may be issued in the future. Please see the discussion below titled, Series A Preferred Stock, Dividends on Shares of Series A Preferred Stock, for a description of dividend limitations relating to that series of preferred stock.

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

  Preferred Stock

        The Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Company preferred stock, no par value, of which 21,000 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, all of which are issued and outstanding as of the date of this prospectus, with a $1,000 liquidation preference per share.

        Our Articles of Incorporation, as amended, subject to limitations prescribed in such articles and subject to limitations prescribed by California law, authorize the board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without shareholder approval, the board of directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

  Series A Preferred Stock

        On March 20, 2009, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 21,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount per share equal to $1,000, for a total price of $21,000,000. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to March 20, 2012, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the

U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. In addition, so long as any shares of our Series A Preferred Stock are outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series A Preferred Stock. We may not redeem the Series A Preferred Stock without requisite regulatory approval.

  Voting Rights

        Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.

  Election of Two Directors upon Non-Payment of Dividends.

        If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Our bylaws provide that in the event such voting right is triggered, the authorized number of directors on our board of directors shall be increased by two members. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

        Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

  Other Voting Rights.

        So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or written consent of shareholders required by law or by our articles of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

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  any amendment or alteration of the certificate of determination for the Series A Preferred Stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

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  any amendment, alteration or repeal of any provision of the certificate of determination for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

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  any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

        To the extent of the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will be entitled to one vote for each share of Series A Preferred Stock held.

        The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

  Liquidation Rights

        In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

        If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

        For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

  Dividends on Shares of Series A Preferred Stock

        Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period during the five year period following March 20, 2009, and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

        Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, with payments having commenced on May 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor fewer than 10 days prior to the applicable dividend payment date.

        If we determine not to pay a dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of the shares of the Series A Preferred Stock prior to the applicable dividend payment date.

        In addition to the foregoing dividend rights and limitations specific to the Series A Preferred Stock, the Company also is subject to certain general limitations on its ability to pay dividends or make distributions to its shareholders as discussed above in the section captioned "Common Stock—Dividends."

  Priority of Dividends

        With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

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  Senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock (including our Series A Preferred Stock); and

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  at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding up.

        So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on Heritage Oaks Bancorp's common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

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  purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

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  purchases or other acquisitions by broker-dealer subsidiaries of Heritage Oaks Bancorp solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

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  purchases or other acquisitions by broker-dealer subsidiaries of Heritage Oaks Bancorp for resale pursuant to a stock offering by Heritage Oaks Bancorp that is underwritten by the related broker-dealer subsidiary;

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  any dividends or distributions of rights or junior stock in connection with any shareholders' rights plan or repurchases of rights pursuant to any shareholders' rights plan;

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  acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is Heritage Oaks Bancorp or a subsidiary of Heritage Oaks Bancorp, including as trustee or custodian; and

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  the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before March 20, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

        On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

        Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock shall not be entitled to participate in any such dividend.

  Redemption Rights

        The Certificate of Determination of Series A Preferred Stock provides that such stock may not be redeemed prior to May 15, 2012, unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $5,250,000, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock on the date of the issuance. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of Federal Reserve, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings.

        In any redemption or repurchase, the redemption or repurchase price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

        The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

        If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

        We will mail notice of any redemption of Series A Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A Preferred Stock designated for redemption will not affect the redemption of any other Series A Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series A Preferred Stock are to be redeemed, and the number of shares of Series A Preferred Stock to be redeemed (and, if less than all shares of Series A Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

        Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Treasury Warrant

        In connection with the U.S. Treasury's purchase of our Series A Preferred Stock, we issued to the U.S. Treasury, or the "warrantholder," a warrant exercisable for 611,650 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $5.15 per share (the "Warrant"). The Warrant may be exercised at any time on or before March 20, 2019 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.

  Rights as a Shareholder

        The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

  Transferability

        The warrantholder may not transfer a portion of the Warrant with respect to more than 50% of shares of common stock until the earlier of the date on which we have received aggregate gross proceeds from a qualified equity offering of at least $21,000,000 and December 31, 2009. The Warrant, and all rights under the Warrant, are otherwise transferable.

  Adjustments to the Warrant

        Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

        Anti-dilution Adjustment.    Until the earlier of March 20, 2012 and the date the initial warrantholder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

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  as consideration for or to fund the acquisition of businesses and/or related assets;

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  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

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  in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

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  in connection with the exercise of preemptive rights on terms existing as of March 20, 2009.

        Other Distributions.    If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.

        Certain Repurchases.    If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

        Business Combinations.    In the event of a merger, consolidation or similar transaction by us that requires shareholder approval, the warrantholder's right to receive shares of our common stock upon exercise of the Warrant shall be converted into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

  Repurchase of the Warrant

        Following the redemption in whole of the Series A Preferred Stock held by the warrantholder or the transfer by the warrantholder of all of its Series A Preferred Stock to one or more unaffiliated third parties, we may, upon notice to the warrantholder, repurchase any portion of the Warrant at any time at Fair Market Value.

        "Fair Market Value" is first determined by our board of directors, acting in good faith in reliance on an opinion of a nationally recognized independent investment banking firm. If the warrantholder disagrees with our board of directors' determination, it may object within ten days. Following such an objection, an authorized representative of the warrantholder and our chief executive officer will promptly meet to agree upon the Fair Market Value. If, after ten days following the objection of the warrantholder, such parties are unable to agree on the Fair Market Value, the Appraisal Procedure may be invoked by either party within thirty days of the warrantholder's objection.

        "Appraisal Procedure" means a procedure whereby two independent appraisers, one chosen by the warrantholder and one chosen by us, mutually agree on the Fair Market Value. If the two independent appraisers are unable to agree, a third independent appraiser will be chosen by mutual consent of the first two appraisers. In certain cases where the determination of one appraiser differs widely from those of the other two appraisers, the disparate appraisal may be excluded. Whether or not an appraisal is so excluded, the Fair Market Value is the average of the included appraisals.

Indemnification

        Indemnification and Limitation of Liability.    Heritage Oaks' Articles of Incorporation and Bylaws contain provisions for the indemnification of its officers and directors, the elimination of director liability to the corporation to the fullest extent allowed under California law, and authorize it to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Heritage Oaks within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in Heritage Oaks' Articles of Incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Heritage Oaks pursuant to the foregoing provisions, Heritage Oaks has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions in Articles or Bylaws

        Heritage Oaks' Articles of Incorporation and Bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders that might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual Heritage Oaks shareholders may deem to be in their best interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, Heritage Oaks shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management of Heritage Oaks more difficult.

        The following description of certain of the provisions of the Articles of Incorporation and Bylaws of Heritage Oaks is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Heritage Oaks' previous filings with the SEC. See "Where You Can Find More Information" to learn how to obtain a copy of these documents.

        Authorized Shares.    Heritage Oaks' Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. The shares of common and preferred stock were authorized to provide Heritage Oaks' board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Heritage Oaks. Heritage Oaks' board has no present plans for the issuance of additional shares, other than the issuance of shares of Heritage Oaks common stock upon exercise of stock options and in this offering.

Purpose and Takeover Defensive Effects of Heritage Oaks' Articles of Incorporation

        The board of directors of Heritage Oaks believes that the provisions described above are prudent and will reduce Heritage Oaks' vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Heritage Oaks and its shareholders. In the judgment of the board of directors, Heritage Oaks' board will be in the best position to determine the true value of Heritage Oaks and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Heritage Oaks and its shareholders to encourage potential acquirers to negotiate directly with the board of directors of Heritage Oaks, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Heritage Oaks and otherwise in the best interest of all shareholders.

        Attempts to acquire control of financial institutions have become increasingly common. Takeover attempts, which have not been negotiated with and approved by the board of directors, present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction, which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Heritage Oaks and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Heritage Oaks' assets.

        An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Heritage Oaks' remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300, thereby allowing for Exchange Act deregistration.

        Despite the belief of Heritage Oaks as to the benefits to shareholders of these provisions of Heritage Oaks' articles of incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Heritage Oaks' board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions may also render the removal of Heritage Oaks' board of directors and management more difficult. The board of directors of Heritage Oaks, however, has concluded that the potential benefits outweigh the possible disadvantages.

Restrictions on Ownership

        The Bank Holding Company Act requires any "bank holding company," as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

 UNDERWRITING

        We are offering the shares of our common stock described in this prospectus through Sandler O'Neill & Partners, L.P., as the representative of the several underwriters. We have entered into an agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of the prospectus, the number of shares of common stock, no par value per share, listed next to its name in the following table:

Underwriter	Number of Shares
Sandler O'Neill & Partners, L.P.	[*]
FIG Partners, L.L.C.	[*]

Total	[*]

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including that:

  •
  the representations and warranties made by us are true and agreements have been performed;

  •
  there is no material adverse change in the financial markets or in our business; and

  •
  we deliver customary closing documents.

        Subject to those conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters' over-allotment option described below, unless and until such option is exercised.

        Over-Allotment Option.    We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [*] additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

        Commissions and Expenses.    The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[*] per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $[*] per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

        The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discount and commissions payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$

        In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $[*], and such expenses are payable by us.

        We have granted Sandler O'Neill & Partners, L.P. a right of first refusal during the term of our engagement and for a period of six months from the termination of the agreement regarding any private or public capital raising transactions we may undertake. During this time period, if we pursue a capital raising transaction with the assistance of another financial advisor in which Sandler O'Neill & Partners, L.P. is not a participant, Sandler O'Neill & Partners, L.P. is entitled to a payment for the waiver or termination of the right of first refusal, which will be negotiated at such time and will be in accordance with market practices, provided, however, that such payment shall not have a value in excess of the greater of 1% of the offering proceeds or 5% of the underwriting discount or commission paid in connection with the future financing (including any overallotment option that may be exercised).

        Indemnity.    We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

        Lock-Up Agreement.    Except for any shares held in a fiduciary capacity, we and each of our directors and executive officers, have agreed, for a period of 90 days after the offering has been closed, not to sell, offer, agree to sell, express intention to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. Any shares purchased by our directors or executive officers will be subject to the restrictions on re-sale included in the lock-up agreements described above. We are not making loans to these officers, directors, family members or others to purchase shares in the offering.

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Capital Market, may engage in passive market making transactions in our common stock on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

        Our Relationship with the Underwriters.    Sandler O'Neill & Partners, L.P., FIG Partners, L.L.C. and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

        Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

        The validity of the shares of Heritage Oaks common stock offered by this prospectus will be passed upon for Heritage Oaks by Stuart -- Moore, San Luis Obispo, California. As of the date of this prospectus, members of Stuart -- Moore owned an aggregate of approximately [*] shares of Heritage Oaks common stock. Certain legal matters will be passed upon for the underwriters by Kilpatrick Stockton LLP.

EXPERTS

        The consolidated financial statements of Heritage Oaks as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 incorporated by reference in this prospectus have been audited by Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are incorporated herein in reliance upon the authority of said firm as experts in giving said accounting and auditing reports.

[*] Shares

Heritage Oaks Bancorp

Common Stock

Sandler O'Neill & Partners, L.P.

FIG Partners, L.L.C.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

Expense Category	Amount ($)
SEC Registration Fee	3,119
FINRA Filing Fee	6,089
Legal Fees and Expenses	125,000
Accounting Fees and Expenses	80,000
Printing Fees and Expenses	40,000
Miscellaneous Fees	10,000

Item 14.    Indemnification of Directors and Officers

        Heritage Oaks Bancorp, as a California corporation, is subject to the California General Corporation Law (the "CGCL"), which provides a detailed statutory framework covering indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

        With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful "on the merits" in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

        The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation's articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

        The Bylaws of Heritage Oaks Bancorp provide that it shall, to the maximum extent permitted by the CGCL, have power to indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law.

Directors' and Officers' Liability Insurance

        Heritage Oaks Bancorp presently maintains a policy of directors' and officers' liability insurance that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

Item 15.    Recent Sales of Unregistered Securities

        The discussion of the Company's sale of securities to the United States Department of the Treasury by way of a Purchase Agreement, dated as of March 20, 2009, between the Company and the United States Department of the Treasury in Part II the Company's Form 10-Q for the quarter ended March 31, 2009 filed on May 8, 2009 is incorporated herein by reference.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.		Exhibit
1.1		Form of Underwriting Agreement*

3.1	a	Articles of Incorporation incorporated by reference from Exhibit 3.1a to Registration Statement on Form S-4 No. 33-77504 filed with the SEC on April 8, 1994.

3.1	b	Amendment to the Articles of Incorporation filed with the Secretary of State on October 16, 1997 filed with the SEC in the Company's 10-KSB for the year ending December 31, 1997.

3.2	a	The Company Bylaws as amended November 16, 2000 filed with the SEC in the Company's 10-KSB for the year ended December 31, 2000.

3.2	b	Certificate of Amendment to Bylaws of Heritage Oaks Bancorp incorporated by reference from the Company's 8-K filed with the SEC on April 23, 2009.
4.1		Specimen form of the Company stock certificate incorporated by reference from Exhibit 4.1 to Registration Statement on Form S-4 No. 33-77504 filed with the SEC on April 8, 1994.
5.1		Opinion of Stuart -- Moore regarding validity of the common stock being registered.**
10.1		Form of Stock Option Agreement incorporated by reference from Exhibit 4.2 to Registration Statement on Form S-4 No. 33-77504, filed with the SEC on April 8, 1994.
10.2		The Company 1995 Bonus Plan, filed with the SEC in the Company's 10-K Report for the year ended December 31, 1994.
10.3		Salary Continuation Agreement with Lawrence P. Ward, filed with the SEC in the Company's 10-QSB Report for the quarter ended March 31, 2001.
10.4
1997 Stock Option Plan incorporated by reference from Exhibit 4a to Registration Statement on Form S-8 No.333-31105 filed with the SEC on July 11, 1997 as amended, incorporated by reference, from Registration Statement on Form S-8, File No. 333-83235 filed with the SEC on July 20, 1999.
10.5		Form of Stock Option Agreement incorporated by reference from Exhibit 4b to Registration Statement on Form S-8 No. 333-31105 filed with the SEC on July 11, 1997.
10.6		Master data processing agreement with Mid West Payment Systems, Inc. commencing October 1, 1998 filed with the SEC in the Company's 10-KSB for the year ended December 31, 1998.

Exhibit No.	Exhibit
10.7	Salary Continuation Agreement with Margaret A. Torres, filed with the SEC in the Company's 10-KSB Report for the year ended December 31, 1999.
10.8	Salary Continuation Agreement with Paul Tognazzini, filed with the SEC in the Company's 10-KSB Report for the year ended December 31, 2001.
10.9
Service Bureau Processing Agreement entered into between Alltel Information Services, Inc. and Heritage Oaks Bank, dated August 1, 1999, filed with the SEC in the Company's 10-KSB Report for the year ended December 31, 1999.
10.10
Executive Salary Continuation Agreement dated February 1, 2002 between Heritage Oaks Bank and Margaret A. Torres, filed with the SEC in the Company's 10-QSB Report for the quarter ended March 31, 2002.
10.11	Executive Salary Continuation Agreement dated February 1, 2002 between Heritage Oaks Bank and Paul Tognazzini, filed with the SEC in the Company's 10-QSB Report for the quarter ended March 31, 2002.
10.12	Money Access Services Processing Agreement for ATM processing, signed on October 3, 2002, filed with the SEC in the Company's 10-QSB Report for the quarter ended September 30, 2002.
10.13	The Company Employee Stock Ownership Plan, Summary Plan Description, filed with the SEC in the Company's 10-KSB Report for the year ended December 31, 2002.
10.14
The Company Employee Stock Ownership Plan, Summary of Material Modifications to the Summary Plan Description dated July 2002, filed with the SEC in the Company's 10-KSB Report for the year ended December 31, 2002.
10.15
A Construction Agreement dated February 12, 2003 between Heritage Oaks Bank and HBE Financial Facilities, a Division of HBE Corporation, filed with the SEC in the Company's 10-QSB Report for the quarter ended March 31, 2003.
10.16	Executive Salary Continuation Agreement dated July 1, 2003 between Heritage Oaks Bank and Mark Stasinis, filed with the SEC in the Company's 10-QSB Report for the quarter ended June 30, 2003.
10.17	Promissory Note executed on October 3, 2003 for $3.5 million with Pacific Coast Bankers Bank, filed with the SEC in the Company's 10-QSB Report for the quarter ended September 30, 2003.
10.18
Employment Agreement with Lawrence P. Ward, President and Chief Executive Officer of Heritage Oaks Bank, dated February 1, 2004 and filed with the SEC in the Company's 10-KSB Report for the year ended December 31, 2003.
10.19
Fifth Amendment to Service Bureau Processing Agreement dated June 19, 2004 between Fidelity Information Services, Inc. and Heritage Oaks Bank, filed with the SEC in the Company's 10-QSB Report for June 30, 2004.
10.20	Form of Change in Control Agreements.
10.21
Purchase Agreement, dated as of March 20, 2009, between the Company and the United States Department of the Treasury, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 23, 2009 and incorporated herein by reference.

Exhibit No.	Exhibit
10.22	Warrant, dated March 20, 2009, to purchase shares of Common Stock of the Company, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 23, 2009 and incorporated herein by reference.
21.1	Subsidiaries of the Company.
23.1	Consent of Vavrinek, Trine, Day & Co., LLP
24.1	Power of Attorney**

*
To be filed by amendment

**
Previously filed
(b)
Financial Statement Schedules

        All schedules are omitted because the required information is not applicable.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-1 and authorized this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of Paso Robles, State of California on December 22, 2009.

HERITAGE OAKS BANCORP
By:	/s/ LAWRENCE P. WARD Lawrence P. Ward
President and Chief Executive Officer (Principal Executive Officer)

        In accordance with the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on December 22, 2009.

Signature	Capacity

* MICHAEL J. MORRIS	Chairman of the Board
* DONALD H. CAMPBELL	Vice Chairman of the Board
/s/ LAWRENCE P. WARD LAWRENCE P. WARD	Director, President and CEO (Principal Executive Officer)
/s/ MARGARET A. TORRES MARGARET A. TORRES	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* MICHAEL J. BEHRMAN, M.D.	Director
* KENNETH L. DEWAR	Director
* MARK C. FUGATE	Director
* DOLORES T. LACEY	Director
* MERLE F. MILLER	Director

Signature		Capacity

* DANIEL J. O'HARE		Director
* MICHAEL E. PFAU		Director
* ALEXANDER F. SIMAS		Director
*By:	/s/ LAWRENCE P. WARD LAWRENCE P. WARD ATTORNEY IN FACT

EXHIBIT INDEX

Exhibit No.	Exhibit
21.1	Subsidiaries of the Company
23.1	Consent of Vavrinek, Trine, Day & Co.